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September 17, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius and Joe McCann

Re:	Aura Biosciences, Inc.
Draft Registration Statement on Form S-1
Submitted August 10, 2021
CIK No. 0001501796

Dear Ms. Hagius and Ms. McCann:

This letter is confidentially submitted on behalf of Aura Biosciences, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on August 10, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated September 10, 2021, addressed to Elizabet de los Pinos, Ph.D. (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form S-1 Submitted August 10, 2021

Prospectus Summary

Our Pipeline, page 2

1.

Please revise your pipeline table to reflect that you are currently in phase 2 of clinical trials for AU-011 for the treatment of primary choroidal melanoma. In this regard, we note your disclosure on pages 117 and 118 that you “are currently conducting a Phase 2 dose escalation trial of AU-011 with SC administration in 18 patients with choroidal melanoma” and that your “first pivotal trial will be the Phase 2b portion of the ongoing SC administration trial.” We note that a textual discussion of the program is likely a more appropriate place to make distinctions regarding different segments within a particular phase.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline table on pages 2, 96 and 102 of Amendment No. 1 in response to the Staff’s comment.

Our Team and Investors, page 3

2.

We note that you identify three entities—Rock Springs Capital, Adage Capital Management LP, and Lundbeckfonden Ventures—as investors in your company; however, some do not appear to be among your principal stockholders as disclosed on page 182. Please remove this disclosure or explain to us why highlighting this information in the Summary is appropriate. Explain in your response how you will update investors about any changes these entities make with respect to their holdings.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes it is appropriate to name Rock Springs Capital, Adage Capital Management LP and Lundbeckfonden Ventures as part of a syndicate of investors in the Company even though they are not among the Company’s principal stockholders disclosed on page 182 of Amendment No. 1. The Company believes that the inclusion of this information illustrates that the Company has received financial support from a broad range of leading life sciences investors, including established institutional investors and entities specializing in biotechnology investment, and, therefore, the inclusion of this information is appropriate. Further, the Company plans to update investors about changes these entities make with respect to their investments in the Company to the extent the Company becomes aware of such changes and determines that such information is material to investors.

Summary Financial Data, page 10

3.

Please expand your disclosures for the second bullet of footnote (2) to provide the computation of pro forma net loss per share and pro forma weighted average shares of common stock for the year ended December 31, 2020 in addition to the quarter ended March 31, 2021.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 11 of Amendment No. 1 in response to the Staff’s comment.

4.

Please disclose the per share price of the 50,000 shares of common stock sold including the date of the transaction. Disclose whether this transaction was with a related party. Address this comment where this transaction has been disclosed.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 9, 11, 77, 79, 81 and F-49 of Amendment No. 1 in response to the Staff’s comment.

Use of Proceeds, page 73

5.

We note your disclosure that you intend to use the proceeds from the offering to advance your initial product candidate (AU-011) through clinical development and to develop your platform. Please quantify the amount of proceeds you intend to use for each designated use and more specifically explain what each entails. To the extent that you plan to use a material portion of the proceeds to fund the development of AU-011, please specify how far in the clinical development for each indication you plan to reach with the proceeds from this offering.

RESPONSE: The Company respectfully advises the Staff that it has updated its disclosure to include placeholders for ranges for the use of proceeds to be allocated to each of clinical development of AU-011 and platform development. Once the Company has an estimated offering size, it will disclose the allocation of the proceeds from the offering and how far such proceeds will allow the Company to advance the continued clinical development of AU-011.

Business, page 97

6.

Please revise, where appropriate in the Business section, to discuss the laser component. For instance, discuss the laser’s state of development, its key and/or novel features, your supply arrangements and whether you hold licenses and/or patents that cover the laser technology.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 101 of Amendment No. 1 in response to the Staff’s comment.

7.

With a view to disclosure, please tell us whether your combination products, which may include use of a microinjector and a laser, will require you to provide doctors with specialized training. If so, please discuss how this impacts future sales and marketing efforts, and associated costs to generate commercial sales.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 101 and 33 of Amendment No. 1 in response to the Staff’s comment.

Pivotal trial plan in choroidal melanoma, page 118

8.

We note your disclosure that you plan on conducting two pivotal trials with AU-011. While you disclose that the “first pivotal trial will be the Phase 2b portion of the ongoing SC administration trial,” the second pivotal trial is not clear. Please confirm that the “registry trial” mentioned on page 119 is this second pivotal trial. If so, please clarify that this registry trial is the Phase 3 trial.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 119 of Amendment No. 1 in response to the Staff’s comment.

Our License Agreements, page 132

9.	Please disclose the expiry of the last-to-expire patent licensed under the NIH Patent License Agreement, the LI-COR Exclusive License Agreement, and the Clearside License Agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 131 and 132 of Amendment No. 1 in response to the Staff’s comment.

Executive Compensation, page 166

10.	With reference to the disclosure on page 169, please file each employment agreement with a named executive officers or tell us why you are filing a form of agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 168 of Amendment No. 1 in response to the Staff’s comment to reflect that the Company intends to enter into new employment agreements with each of its named executive officers in connection with the offering.

Principal Stockholders, page 182

11.

With reference to Item 403 of Regulation S-K, please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the following beneficial owners:

•	Lunbeckfonden Invest A/S;

•	Arix Bioscience Holdings Limited;

•	Chiesi Ventures, LP;

•	Columbus Innvierte, F.C.R;

•	Ysios Biofund II Innvierte, F.C.R..

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 183 and 184 of Amendment No. 1 in response to the Staff’s comment. We also note that no natural person directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the common stock held by Chiesi Ventures, LP.

16. Subsequent Events, page F-26

12.

We note your statement that subsequent events was evaluated through May 5, 2021, which you state is when the financial statements were available to be issued. Please address this inconsistency with the audit report date of August 9, 2021. Also ensure that all material subsequent events have been disclosed. In this regard, we note that over 20 million of stock options were granted prior to August 9, 2021 without disclosure of the material terms and corresponding compensation expense to be recognized over the vesting period.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page F-27 of Amendment No. 1 in response to the Staff’s comment.

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle M. Lauzon
Danielle M. Lauzon, Esq.

Cc:	Elizabet de los Pinos, Ph.D., President and Chief Executive Officer, Aura Biosciences, Inc.

Julie Feder, Chief Financial Officer, Aura Biosciences, Inc.

Stephanie A. Richards, Esq., Goodwin Procter LLP